                    U.S. SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

Form 3

            INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

             Filed pursuant to Section 16(a) of the Securities and
               Exchange Act of 1934, Section 17(a) of the Public
                    Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

1.   Name and Address of Reporting Persons

                 Chancellor Private Capital Partners III, L.P.
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(Last)                              (First)                         (Middle)


c/o INVESCO Private Capital, Inc. 1166 Avenue of the Americas
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                                   (Street)

New York                           New York                               10036
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(City)                              (State)                                (Zip)

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2.   Date of Event Requiring Statement (Month/Day/Year)


     3/24/99
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3.   IRS Number of Reporting Person (Voluntary)


     13-3928734
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4.   Issuer Name and Ticker or Trading Symbol

GoodNoise Corporation     -      GDNO
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5.   Relationship of Reporting Person to Issuer:
               (Check all applicable)

         _________ Director                           X        10% Owner
         _________ Officer (give                   -----------
                           title below)                        Other (Specify
                                                   -----------
                                                                   below)

                                   ------------------------------------------


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6.   If Amendment, Date of Original (Month/Day/Year)



N/A
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           Table 1 - - Non Derivative Securities Beneficially Owned

1.  Title of Security      2.   Amount of Securities           3.   Ownership Form:        4.   Nature of Indirect
      (Instru. 4)                Beneficially Owned                  Direct (D) or             Beneficial Ownership
                                     (Instru. 4)                     Indirect (I)                  (Instru 5.)
                                                                      (Instru. 5)
    __________________           __________________             __________________            __________________

    __________________           __________________             __________________            __________________

    __________________           __________________             __________________            __________________

    __________________           __________________             __________________            __________________

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                                 (Page 1 of 2)

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Table II - - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)


1.  Title of Derivative    2.  Date Exer-    3.  Title and Amount        4.  Conversion    5.  Ownership         6.  Nature of
    Security                   cisable and       Underlying Derivative       of Exercise       Form of               Indirect
                               Expiration        Security (Instru. 4)        Price of          Derivative            Beneficial
                               Date (Month,                                  Derivative        Security:             Ownership
                               Day Year)                                     Security          Direct (D)            (Instru. 5)
                           ----------------  -------------------------                         or Indirect (I)
                           Date     Expira-                  Amount                            (Instru. 5)
                           Exer-    tion                     or Number
                           cisable  Date         Title       of Shares


Series B Convertible                                                         $3.00 per
     Preferred Stock       3/24/99  None      Common Stock    379,000          Share                  D                N/A
--------------------       -------  ----      ------------   ---------         -----               --------    --------------------



Series B Convertible                                                         $3.00 per                         Shares are part of
     Preferred Stock       3/24/99  None      Common Stock   2,954,400         Share                  I        group over which
--------------------       -------  ----      ------------   ---------         -----               --------    investment advisor
                                                                                                               has sole dispositive
                                                                                                               power
                                                                                                               --------------------


Explanation of Responses:

Item 2: INVESCO Private Capital, Inc. is an investment advisor registered with the US Securities and Exchange Commission under the Investment Advisors Act of 1940, as amended. Several clients, listed below, are the legal owners of the securities covered by this Form 3. Pursuant to the investment management contracts with each of these clients, INVESCO Private Capital, Inc. has sole investment discretion and voting authority with respect to such securities. INVESCO Private Capital, Inc. is the investment advisor for the following group members:
         Chancellor Private Capital Partners III, L.P., Citiventure 96 Partnership L.P., Chancellor Private Capital Offshore Partners II, L.P., Chancellor Private Capital Offshore Partners I, C.V. and Citiventure III Private Participation Limited, all of which group members share beneficial ownership of the securities described in Table II.


**Intentional misstatements or omissions of fcats constitute Federal Criminal
  Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                            -------------------------------------  ------------
                            ** Signature of Reporting Person       Date

Note: File three copies of this Form, one of which must be manually signed. If space provided is sufficient,
      See Instruction 6 for procedure.

                                 (Page 2 of 2)